SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                             General Housewares Corp.
                                 (Name of Issuer)

                         Common Stock, par value $.33-1/3
                          (Title of Class of Securities)

                                    370073108
                                  (Cusip Number)

John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas  75201
                                 (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 420,099 shares, which constitutes approximately 11.0% of the total number of shares outstanding, based on 3/31/98 outstanding of 3,818,303 (the number of shares reported as "outstanding" on the cover page of the Company's First Quarter Form 10-Q is not being used as it apparently includes treasury shares).

1.       Name of Reporting Person:

         Sandera Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 415,099
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 415,099


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         415,099

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 10.9%

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         Newcastle Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 5,000
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 5,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.1%

14.      Type of Reporting Person: PN

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 8, 1998, as amended by Amendment No. 1 dated May 15, 1998, and as amended by Amendment No. 2 dated June 8, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.33-1/3 per share (the "Stock"), of General Housewares Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         (a)  Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Sandera Partners, L.P., a Texas limited partnership ("Sandera") and Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"). Additionally, pursuant to Instruction C to
Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P., a Texas limited partnership ("SCM"), Sandera Capital, L.L.C., a Texas limited liability company ("Capital"), John A. (Pete) Bricker, Jr. ("Bricker"), Clark K. Hunt (C. Hunt), Mark E. Schwarz ("Schwarz"), Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial"), Hunt Financial Group, L.L.C., a Delaware limited liability company ("Hunt Group"), J.R. Holland, Jr. ("Holland"), and Lamar Hunt, ("L. Hunt"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Sandera

         Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         Newcastle

         Newcastle is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Newcastle, which also serves as its principal office, is 4650 Cole Avenue, Suite 331, Dallas, Texas 75205.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         SCM is a Texas limited partnership, the principal business of which is serving as the general partner of the Reporting Person and activities related thereto.

         Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the Managers of Capital; and Bricker (President) and C. Hunt (Vice-President and Secretary) are its principal officers.

         Bricker's principal occupation or employment is serving as the President of Capital. The principal occupation of each of C. Hunt and Schwarz is financial management.

         Schwarz is also the sole general partner of Newcastle.

         Hunt Financial is a Texas limited partnership, the principal business of which is financial management.

         Hunt Group is a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial and activities related thereto. Holland, C. Hunt and L. Hunt are the Managers of the Hunt Group; and Holland (President) and C. Hunt (Vice-President)are its principal officers.

         The principal occupation or employment of each of Holland and L. Hunt is financial management.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase the shares is set forth below.

              SOURCE OF FUNDS          AMOUNT OF FUNDS

Sandera       Working Capital (1)      $ 4,309,656.70

Newcastle          Working Capital (1)   $    48,300.00

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)

         Reporting Persons

         Sandera

         Pursuant to Rule 13d-3(a), Sandera is the beneficial owner of 415,099 shares of the Stock, which constitutes approximately 10.9% of the 3,818,303 shares of the Stock outstanding.


         Newcastle

         Pursuant to Rule 13d-3(a), Newcastle is the beneficial owner of 5,000 shares of the Stock, which constitutes approximately 0.1% of the 3,818,303 shares of the Stock outstanding.

         Controlling Persons

         Each of (1) SCM, as the sole general partner of Sandera and (2) Capital, as the sole general partner of SCM, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 415,099 shares of the Stock, which constitutes approximately 10.9% of the 3,818,303 shares of the Stock outstanding.

         In their capacities as controlling persons of Capital, each of Bricker and C. Hunt may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 415,099 shares of the Stock, which constitutes approximately 10.9% of the 3,818,303 shares of the Stock outstanding.

         In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 415,099 and 5,000 shares of the Stock, respectively, which constitutes approximately 11.0% of the 3,818,303 shares of the Stock outstanding.

         Each of (1) Hunt Financial, as the majority equity owner of Capital, and Hunt Group, as the sole general partner of Hunt Financial, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 415,099 shares of the Stock, which constitutes approximately 10.9% of the 3,818,303 shares of the Stock outstanding.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 415,099 shares of the Stock, which constitutes approximately 10.9% of the 3,818,303 shares of the Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Sandera

         Acting through its general partner, SCM, Sandera has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 415,099 shares of the Stock.

         Newcastle

         Acting through its general partner, Schwarz, Newcastle has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

         Controlling Persons

         Acting through its general partner, Capital, SCM has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 415,099 shares of the Stock.

         In their capacities as controlling persons of Capital, each of (1) Bricker and (2) C. Hunt has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 415,099 shares of the Stock.

         In his capacity as a controlling person of Capital and as the sole general partner of Newcastle, Schwarz has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 420,099 shares of the Stock.

         Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 415,099 shares of the Stock.

         In their capacities as controlling persons of Hunt Group, each of (1)
C. Hunt, (2) Holland, and (3) L. Hunt has the shared power to vote or to direct the vote and to dispose or direct the disposition of 415,099 shares of the Stock.

         (c)

         Since the last Schedule 13D filing, the Reporting Persons have purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

  REPORTING                       NUMBER OF           PRICE PER
    PERSON        DATE            SHARES              SHARE

Newcastle            07/10/98             500         $ 9.62
Newcastle            07/10/98           1,000         $ 9.62
Newcastle            07/10/98           1,000         $ 9.69
Newcastle            07/10/98           1,000         $ 9.69
Newcastle            07/10/98           1,000         $ 9.69
Newcastle            07/14/98             500         $ 9.62
Sandera         07/14/98          39,500              $ 9.55

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

         Exhibit 99.2 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     July 16, 1998



                        SANDERA PARTNERS, L.P.


                           By: Sandera Capital Management, L.P., its
                               general partner


                             By: Sandera Capital, L.L.C., its
                                 general partner


                                By: /s/ John A. Bricker, Jr.
                                  John A. (Pete) Bricker, Jr.,
                                     President


                         NEWCASTLE PARTNERS, L.P.


                             By:  /s/ Mark E. Schwarz
                                  Mark E. Schwarz, general partner

                             EXHIBIT INDEX

EXHIBIT       DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(k)(1)(iii), previously filed.

99.2          Agreement and Power of Attorney pursuant to Rule
              13d-1(k)(1)(iii), filed herewith.